UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                         REAL GOODS TRADING CORPORATION
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   756012-10-0
                                  ------------
                                 (CUSIP Number)

Bruce H. Hallett, 717 N. Harwood, Suite 1400, Dallas, TX  75201;  (214) 922-4120
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 23, 1999
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.

Check the following box if a fee is being paid with the statement.  [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 756012-10-0     Page 2 of 4

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
   1 Name of Reporting Person SS. or I.R.S. Identification No. of Above Person Whole Foods Market, Inc.
--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds
       Operating cash flow
--------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization
       Texas
--------------------------------------------------------------------------------
                |  7    Sole Voting Power
                |       800,000
   Number of    |
     shares     |
  beneficially  |
    owned by    |
     each       |
   reporting    |
  person with   |
                |---------------------------------------------------------------
                |  8    Shared Voting Power
                |
                |---------------------------------------------------------------
                |  9    Sole Dispositive Power
                |       800,000
                |---------------------------------------------------------------
                |  10   Shared Dispositive Power
                |
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned by Each Reporting Person
       800,000
--------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)
       16.4%
--------------------------------------------------------------------------------
  14   Type of Reporting Person
       CO
--------------------------------------------------------------------------------

CUSIP NO. 756012-10-0     Page 3 of 4

Item 1.  Security and Issuer.
----------------------------

     This  statement  relates to the Common Stock,  no par value,  of Real Goods
Trading Corporation, a California corporation, (the "Company"). The principal executive offices of the Company are located at 3140 Airway Drive, Santa Rosa, CA 95403.

Item 2.  Identity and Background.
--------------------------------

     (a) - (c) Whole Foods Market, Inc., a Texas corporation ("WFM"), is the person filing this statement. WFM owns and operates the country's largest chain of natural foods supermarkets. WFM's principal executive offices are located at 601 North Lamar, Suite 300, Austin, Texas 78703. Its IRS employment identification number is 74-1989366.

(d)      None.

(e)      None.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     WFM will pay $3,600,000 for 800,000 shares of the Company ($4.50 per share) pursuant to a Stock Purchase Agreement dated September 23, 1999. WFM will use normal operating cash flow to pay the purchase price.

Item 4.  Purpose of Transaction.
-------------------------------

     In connection with the stock purchase disclosed herein, WFM and the Company agreed to collaborate in promoting each other's products. Pursuant to a Director Designation Agreement dated September 23, 1999, the Chairman of the Board of the Company has agreed to vote his shares for one candidate designated by WFM to the Company's Board of Directors, until WFM owns less than 10% of the Company's outstanding common stock, or until WFM and the Company mutually agree to terminate such arrangement.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     (a) - (b) See items (7), (9), (11) and (13) of the cover page. The percentage of outstanding shares listed on Item 13 is based upon 4,080,742 shares outstanding as of the Company's most recent 10QSB.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

CUSIP NO. 756012-10-0     Page 4 of 4


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
--------------------------------------------------------------------------------

     See items 3 and 4 above. The Company and WFM have also executed a Registration Rights Agreement providing for piggy back registration of the Common Stock owned by WFM if the Company files a Registration Statement, and upon certain other conditions.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

         1.    Director Designation Agreement dated September 23, 1999.


               Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




By:       /s/ Glenda Flanagan
-----------------------------
Name:         Glenda Flanagan
Title:        Chief Financial Officer
Date:         October 1, 1999

                         DIRECTOR DESIGNATION AGREEMENT

     This Director Designation Agreement ("Agreement"), dated as of September 23, 1999, is by and among Real Goods Trading Corporation, a California corporation (the "Company"), Whole Foods Market, Inc., a Texas corporation (the "Investor"), and John Schaeffer, a resident of California ("Schaeffer").

     WHEREAS, Schaeffer owns approximately 45% of the voting power of the capital stock of the Company; and

     WHEREAS, the Company and the Investor have entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Investor is purchasing shares of common stock of the Company ("Common Stock"); and

     WHEREAS, it is a condition to the closing of the transactions contemplated by the Stock Purchase Agreement that the parties enter into this Agreement;

     NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. This Agreement shall become effective on the date hereof and shall continue in effect until such date (the "Termination Date") that is the earliest of (i) the mutual agreement of the parties to terminate this Agreement, (ii) the date on which the Investor has disposed (to any party or parties unaffiliated with the Investor) of its investment in the Common Stock so as to beneficially own after such disposition less than 10% of the outstanding Common Stock of the Company or (iii) the date on which the Investor otherwise beneficially owns less than 5% of the outstanding Common Stock of the Company.

     2. At all times through the Termination Date, the Company shall nominate, and shall use all commercially reasonable efforts to cause the election of, one designee of the Investor (the "Investor Designee") to the Company's board of directors (the "Board"). The initial Investor Designee shall be [insert name], and the identity of any replacement Investor Designee shall be subject to the reasonable satisfaction and approval of the Company.

     3. Schaeffer shall vote the shares of Common Stock owned by him and any other shares of voting securities of the Company acquired or controlled by him that he has the right to vote generally in the election of directors of the Company (collectively "Voting Stock") and otherwise use commercially reasonable efforts as stockholders of the Company, at all times until the Termination Date to cause and maintain the election to the Board of the Investor Designee.

     4. The Company shall not have the right to remove the Investor Designee from the Board without the prior written consent of the Investor. Further, if the Investor Designee is unable to serve on the Board for any reason, including but not limited to the death, disability or resignation of the Investor Designee, the Investor shall designate a successor Investor Designee, the Company shall use its commercially reasonable efforts to cause such successor to be nominated and elected to the Board, and Schaeffer shall vote his Voting Stock in favor of the election of such successor Investor Designee to the Board. Any vacancy that occurs shall be filled as promptly as possible upon the request of the Investor; provided, however, that the Company shall not be required to call a special stockholders' meeting for such purpose.

     5. The Company hereby represents that it will provide indemnification to the Investor Designee to the extent provided on Schedule I hereto.

     6. The Company shall not propose, and Schaeffer shall not vote his Voting Stock in favor of, an amendment or repeal of the Company's Bylaws or Articles of Incorporation or for the adoption of new Bylaws or Articles of Incorporation by the Company if such amendment or repeal of or new Bylaws or Articles of Incorporation would adversely affect the rights granted to the Investor or Investor Designee hereunder.

     7. Schaeffer shall not give any proxy or power of attorney to any person or entity that permits the holder thereof to vote in his discretion on any matter that may be submitted to the Company's stockholders, as the case may be, for their consideration and approval, unless such proxy or power of attorney is made expressly subject to and is exercised in conformity with the provisions of this Agreement.

     8. The parties hereto recognize that it is to the benefit of the Company and the parties to this Agreement for the terms and provisions hereof to be carried out; and for those and other reasons, the parties hereto would be irreparably damaged if this Agreement is not specifically enforced in the event of a breach hereof. If any controversy concerning the rights or obligations to purchase, sell or vote any of the Voting Stock arises, or if this Agreement is breached, the parties hereto hereby agree that remedies at law might be inadequate and that, therefore, such rights and obligations, and this Agreement, shall be enforceable by specific performance. The remedy of specific performance shall not be an exclusive remedy, but shall be cumulative of all other rights and remedies of the parties hereto at law, in equity or under this Agreement.

     9. Schaeffer shall cause any transferee (other than a transferee pursuant to a public sale or similar brokers' transaction) of more than 100,000 shares of Voting Stock owned by him to execute an agreement to be bound by the terms and conditions of the Agreement.

     10. This Agreement shall be binding upon and inure to the benefit of the parties hereto, together with their respective executors, administrators, successors, personal representatives, heirs and assigns.

     11. Any notice required or permitted to be given hereunder shall be deemed to be given in the manner set forth in the upon the earlier of the business day when received at (by hand delivery or fascimile transmission), or the next following business day when sent by Federal Express or similar overnight delivery service to the respective addresses or fascimile numbers (as the case may be) of the parties set forth opposite their signatures below.

     12. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

     13. This Agreemen may be amended, modified or supplemented only by a written instrument executed by all of the parties hereto.

     14. This Agreement shall be deemed to have been made in and shall be governed by, and interpreted in accordance with, the laws of the state of Colorado. Any controversy or dispute among the parties arising in connection with this Agreement shall be submitted to a panel of three arbitrators and finally settled by arbitration in accordance with the commercial arbitration rules of the American Arbitration Association. Each of the disputing parties shall appoint one arbitrator, and these two arbitrators shall independently select a third arbitrator. Arbitration shall take place in Denver, Colorado, or such other location as the arbitrators may select. The prevailing party in such arbitration shall be entitled to the award of all costs and attorneys' fees in connection with such action. Any award for monetary damages resulting from nonpayment of sums due hereunder shall bear interest from the date on which such sums were originally due and payable. Judgment upon the award rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of the award and an order of enforcement, as the case may be.

     15. Each of the parties covenants to use its good faith and fair dealing in respect of the matters described herein.

                         [signatures on following page]

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


                                             Whole Foods Market, Inc.


                                             By:  /s/ Glenda Flanagan
                                                  ----------------------
                                                      Glenda Flanagan

                                             Address:

                                             601 North Lamar Blvd., Suite 300
                                             Austin, Texas  78703
                                             Attention: Chief Financial Officer
                                             Fax: 512-477-1069

                                             Real Goods Trading Corporation


                                             By:  /s/ John Schaeffer
                                                  ----------------------
                                                      John Schaeffer

                                             Address:

                                             3140 Airway Drive
                                             Santa Rosa, California 95403
                                             Attention: CEO
                                             Fax: 707-744-2104

                                                  /s/ John Schaeffer
                                                  ----------------------
                                                      John Schaeffer

                                             Address:

                                             3140 Airway Drive
                                             Santa Rosa, California 95403
                                             Attention: CEO
                                             Fax: 707-744-2104

                                                                     Schedule I


     INDEMNIFICATION AGREEMENT

     THIS INDEMNIFICATION AGREEMENT ("Agreement") is made as of the _____ day of _________________, ______, by and between Real Goods Trading Corporation, a California corporation (the "Company"), and ___________________ ("Indemnitee").

     PRELIMINARY STATEMENTS

     A. The Company and Indemnitee recognize the increasing difficulty in obtaining directors' and officers' liability insurance, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;

     B. The Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting officers and directors to expensive litigation risks at the same time as the availability and coverage of liability insurance have been severely limited;

     C. Indemnitee does not regard the protection currently available as adequate under the present circumstances, and Indemnitee and other officers and/or directors of the Company may not be willing to continue to serve as officers and/or directors without additional protection; and

     D. The Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company. To induce
Indemnitee to serve the Company, the Company wishes to provide the Indemnitee with indemnification and the advancement of expenses to the maximum extent permitted by law.

     ACCORDINGLY, the Company and Indemnitee, and intending to be legally bound hereby, agree as follows:

     1. SERVICES BY INDEMNITEE. In consideration of the Company's obligations hereunder, Indemnitee agrees to continue to serve the Company; provided, however, that nothing contained in this Agreement is intended to create any right to continued employment by, or any such obligation on the part of, Indemnitee. Indemnitee may at any time and for any reason resign from service to the Company subject to any contractual obligation or other obligation imposed by operation of law.

     2. INDEMNIFICATION. On the terms and conditions set forth herein, the Company shall indemnify, hold harmless and defend Indemnitee for all expenses (including attorneys' fees), damages, liabilities, obligations, judgments, fines, penalties, costs and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee that arise (i) out of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including but not limited to actions, suits or proceedings by or in the right of the Company (collectively, a "Proceeding") and
(ii) by reason of the fact that Indemnitee is or was a director, officer, employee or agent (as defined in Section 317(a) of the Corporations Code) of the Company (Indemnitee's "Corporate Status"), except to the extent any such payment of indemnification or portion thereof is expressly prohibited by applicable law. Indemnitee acknowledges and understands that the law may expressly prohibit indemnification even in situations not involving egregious misconduct on the part of Indemnitee.

     3.    EXPENSES; INDEMNIFICATION PROCEDURE.

           (a) Advancement of Expenses. Except to the extent expressly prohibited by applicable law, the Company shall advance to Indemnitee all expenses actually and reasonably incurred by or on behalf of Indemnitee in connection with the investigation, defense, settlement or appeal of any Proceeding arising by reason of Indemnitee's Corporate Status. If required by law at the time of such advance, Indemnitee hereby undertakes to repay such amounts advanced only if, and to the extent that, it shall ultimately be determined that Indemnitee is not entitled to such indemnification payments under this Agreement; Indemnitee shall make such repayment within 90 days after the ultimate determination that Indemnitee is not entitled to indemnification.

           (b) Notice/Cooperation by Indemnitee. Indemnitee shall, as a condition precedent to his right to be indemnified under this Agreement, give the Company notice in writing as soon as reasonably practicable of any Proceeding against Indemnitee for which indemnification will or could be sought under this Agreement; provided, however, that no notice shall be required unless and until the Company is substantially disadvantaged by the failure to give such notice. In addition, Indemnitee shall give the Company, at the Company's expense, such information and cooperation regarding any Proceeding as it may reasonably require and as shall be within Indemnitee's power.

           (c) Procedure. No indemnification or advancement of expenses shall be made unless and until Indemnitee so requests in writing, which request shall be accompanied by reasonable evidence of the expenses for which indemnification or an advance is sought. The Company shall make indemnification payments, advance expenses, or provide notice of denial in the case of amounts determined by the Company not to be indemnifiable hereunder, no later than forty-five (45) days after receipt of such written request from Indemnitee. If the Company fails to pay the requested amounts in full within such forty-five (45) day period, Indemnitee may, but need not, at any time thereafter bring an action against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, Indemnitee shall also be entitled, subject to Section 15 of this Agreement, to be paid by the Company for the expenses (including attorneys'
fees) of bringing such action. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in connection with any Proceeding in advance of its final disposition) that the amount claimed or any portion thereof is not an indemnifiable expense under this Agreement, but the burden of proving such defense shall be on the Company, and Indemnitee shall be entitled to receive interim payments of expenses pursuant to Subsection 3(a) unless and until such defense may be finally adjudicated by court order or judgment from which no further right of appeal exists. It is the parties'
intention that if the Company contests Indemnitee's ultimate right to indemnification, such right shall be decided by a court of competent jurisdiction, and neither the failure of the Company (including its Board of Directors, any committee or sub-group of the Board of Directors, independent legal counsel, or its shareholders) to have determined that indemnification of Indemnitee hereunder is proper, nor an actual determination by the Company (including its Board of Directors, any committee or sub-group of the Board of Directors, independent legal counsel, or its shareholders) that Indemnitee is not entitled to indemnification hereunder, shall create a presumption that Indemnitee is or is not entitled to indemnification hereunder.

           (d) Notice to Insurers. If, at the time of the receipt of a notice by Indemnitee of any Proceeding pursuant to Subsection 3(b) hereof, the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such Proceeding to the insurers in accordance with the procedures set forth in the applicable policy or policies. The Company shall thereafter take all reasonable action which is necessary or desirable to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such policy or policies.

           (e) Selection of Counsel. In the event the Company shall be obligated hereunder to pay the expenses of Indemnitee with respect to any Proceeding, the Company may in its discretion assume the defense and management of such Proceeding upon written notice to Indemnitee of its election to do so. Counsel to be used by the Company is subject to approval by Indemnitee, which approval shall not be unreasonably withheld or delayed. After the approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees or counsel subsequently incurred by Indemnitee with respect to such Proceeding, provided that (i) Indemnitee shall have the right to employ his counsel in any such Proceeding at Indemnitee's own expense, and (ii) if (a) the employment of counsel by Indemnitee has been previously authorized by the Company, (b) Indemnitee shall have reasonably concluded that there may be a material conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (c) the Company shall have failed in fact to employ, or have ceased to employ, counsel to assume the defense of such Proceeding, then the fees and expenses of Indemnitee's counsel shall thereafter be at the expense of the Company until (in the case of (ii)(c) above) the Company actually employs counsel as provided herein.

     4. COVENANT. The Company hereby agrees that it shall use its best diligent good faith efforts to provide for and/or maintain all necessary provisions in its Articles of Incorporation and/or Bylaws in order to provide for the indemnification or elimination of liability of Indemnitee to the greatest extent permissible under applicable law.

     5. INDEMNIFICATION FOR EXPENSES OF A WITNESS. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a witness in any Proceeding, he shall be indemnified against all expenses actually and reasonably incurred by him or on his behalf in connection therewith.

     6. OFFICER AND DIRECTOR LIABILITY INSURANCE. The Company shall, from time to time, determine in good faith whether or not it is practicable for the Company to obtain and maintain a policy or policies of insurance with reputable insurance companies providing the officers and directors of the Company with coverage for losses from wrongful acts or to ensure the Company's performance of its indemnification obligations under this Agreement. Among other considerations, the Company will weigh the costs of obtaining such insurance coverage against the protection afforded by such coverage. The Company undertakes to ensure that Indemnitee is provided the rights and benefits under such policy or policies that are commensurate with those accorded the most favorable insured of the Company's directors (if Indemnitee is a director), the Company's officers (if Indemnitee is not a director of the Company but is an officer), or of the Company's key employees or agents (if Indemnitee is not an officer or director but is a key employee or agent). Notwithstanding the foregoing, the Company shall have no obligation to obtain or maintain such insurance if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit, or Indemnitee is covered by substantially similar insurance maintained by a subsidiary or affiliate of the Company.

     7. MUTUAL ACKNOWLEDGEMENT. Both the Company and Indemnitee acknowledge that in certain instances, Federal law or public policy may prohibit the Company from indemnifying its directors and officers under this Agreement or otherwise. For example, the Company and Indemnitee acknowledge that the Securities and Exchange Commission has taken the position that indemnification is not permissible for liabilities arising under certain federal securities laws and that federal legislation prohibits indemnification for certain ERISA violations. Indemnitee understands and acknowledges that Indemnitee's rights hereunder may be limited by applicable law, including that the Company has undertaken or may be required in the future to undertake with the SEC to submit the question of indemnification to a court in certain circumstances for a determination of the Company's right to indemnify Indemnitee.

     8. VIOLATION OF LAW; SEVERABILITY. Nothing in this Agreement is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law or public policy. The Company's inability, pursuant to court order, to perform its obligations under this Agreement shall not constitute a breach of this Agreement. If this Agreement or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, the Company shall nevertheless indemnify Indemnitee to the fullest extent permitted by any applicable portion of this Agreement that shall not have been invalidated, and the balance of this Agreement not so invalidated shall be enforceable in accordance with its terms.

     9.    EXCEPTIONS.  Any   other   provision   herein   to   the     contrary
notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:

           (a) Claims Initiated by Indemnitee. To indemnify or advance expenses to Indemnitee with respect to proceedings or claims initiated or brought voluntarily by Indemnitee and not by way of defense, except (i) with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement, or (ii) to the extent that the Board of Directors of the Company, in its sole discretion, determines that such indemnification or advancement of expenses is appropriate under the circumstances.

           (b) Lack of Good Faith. To indemnify Indemnitee for any expenses incurred by Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such proceeding was not made in good faith or was frivolous.

           (c) Consent to Settlement. To indemnify Indemnitee under this Agreement for any amounts paid in settlement of any Proceeding effected without its prior written consent, which consent shall not be unreasonably withheld or delayed.

           (d) Insurance. To indemnify Indemnitee for expenses otherwise indemnifiable hereunder, to the extent such expenses have been paid directly to Indemnitee as beneficiary under an officers' and directors' liability insurance policy.

           (e) Claims Under Section 16(b). To indemnify, hold harmless or defend Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute, to the extent applicable.

     10. CONSENT TO SETTLEMENT BY INDEMNITEE. The Company shall not settle any Proceeding in any manner which would impose any material penalty, obligation, or limitation on Indemnitee without Indemnitee's prior written consent, which consent shall not be unreasonably withheld or delayed. Except as set forth in the preceding sentence, the Company shall have the power to enter into a settlement of any Proceeding, and Indemnitee shall execute any documentation necessary or appropriate to effect such a settlement.

     11. DEFINITION. For purposes of this Agreement, references to the "Company" shall include (a) subsidiaries and affiliates of the named corporation, and (b) in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that if Indemnitee is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have stood with respect to such constituent corporation if its separate existence had continued.

     12.   NON-EXCLUSIVITY; SUBROGATION.

           (a) Non-Exclusivity. The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Articles of Incorporation, the Bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment, alteration or termination of this Agreement or any provision hereof shall be effective as to Indemnitee with respect to any act or failure to act by Indemnitee in his Corporate Status prior to such amendment, alteration or termination.

           (b) Subrogation. In the event of any indemnification payment under this Agreement, the Company shall be subrogated to the extent of such payment to all rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure and enforce such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

     13.   COUNTERPARTS.  This  Agreement  may  be  executed  in  one  or   more
counterparts, each of which shall constitute an original.

     14. DURATION OF AGREEMENT. This Agreement shall continue until and terminate upon the later of: (i) ten years after the date that Indemnitee's Corporate Status shall have ceased, or (ii) the final termination of all pending Proceedings in respect of which Indemnitee is granted rights of indemnification or advancement of expenses hereunder and of any proceeding commenced by Indemnitee pursuant to Section 3(c) herein. This Agreement shall be binding upon the Company and its successors and assigns, and shall inure to the benefit of Indemnitee and Indemnitee's estate, heirs, legal representatives and assigns.

     15. ATTORNEYS' FEES. In the event that any action is instituted by Indemnitee under this Agreement to enforce or interpret any of the terms hereof, Indemnitee shall be entitled to be paid by Company all court costs and expenses, including reasonable attorneys' fees, incurred by Indemnitee with respect to such action, unless as a part of such action the court of competent jurisdiction determines that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous, in which case the Company shall be entitled to be paid by Indemnitee all court costs and expenses, including reasonable attorneys' fees. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid by Company all court costs and expenses, including attorneys' fees, incurred by Indemnitee in defense of such action (including with respect to Indemnitee's counterclaims and cross-claims made in such action), unless as a part of such action the court of competent jurisdiction determines that each of Indemnitee's material defenses to such action was made in bad faith or was frivolous, in which case the Company shall be entitled to be paid by Indemnitee all court costs and expenses, including reasonable attorneys' fees.

     16. NOTICE. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or (ii) if mailed by certified or registered mail with postage prepaid, return receipt requested, on the third business day after the mailing date. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice in accordance with this Section 16. All notices to the Company shall be sent to the attention of the Chief Executive Officer of the Company, or if the Indemnitee is the Chief Executive Officer, to the Board of Directors.

     17. CONSENT TO JURISDICTION. The Company and Indemnitee each hereby irrevocably consent and submit to personal jurisdiction in California and agree that the venue of any action or proceeding instituted under or related to this Agreement shall be the United States District Court for the Northern District of California or the California Superior Court in and for the County of San Francisco.

     18. CHOICE OF LAW. This Agreement shall be governed by and its provisions construed in accordance with the laws of the State of California, as applied to contracts between California residents entered into and to be performed entirely within California.

     19. MODIFICATION AND WAIVER. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties to this Agreement. No waiver of any provision of this Agreement shall be deemed to constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

     IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date set forth above.

                                               REAL GOODS TRADING CORPORATION, a
                                               California corporation



                                               By: _______________________
                                                     John Schaeffer
                                                     President








AGREED TO AND ACCEPTED:

INDEMNITEE:



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Address:


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